Fiverr International Ltd.

8 Eliezer Kaplan Street

Tel Aviv 6473409, Israel

June 10, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Matthew Crispino

Jan Woo

Rebekah Lindsey

Kathleen Collins

Re:                             Fiverr International Ltd.
Registration Statement on Form F-1 (File No. 333-231533)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-231533) (the “Registration Statement”) of Fiverr International Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 12, 2019, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Fiverr International Ltd.

By:	/s/ Micha Kaufman
Name: Micha Kaufman
Title: Chief Executive Officer

cc:                                (via email)

Ofer Katz, Fiverr International Ltd.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua G. Kiernan, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP